UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number 001-35704

Seadrill Partners LLC

(Exact name of Registrant as specified in its Charter)

2nd Floor, Building 11

Chiswick Business Park

566 Chiswick High Road

London, W4 5YS

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐            No   ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Public Offering of Common Units

In connection with a previously announced public offering (the “Offering”) of common units representing limited liability company interests (“Common Units”) in Seadrill Partners LLC (the “Company”), the Company entered into an Underwriting Agreement dated September 23, 2014 (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC and Barclays Capital Inc. (the “Underwriters”) and certain other parties, pursuant to which the Company agreed to sell 8,000,000 Common Units, at a price of $30.68 per Common Unit. The Offering is being registered under the Securities Act of 1933, as amended, pursuant to the Partnership’s registration statement on Form F-3 (Reg. No. 333-196286). The Offering closed on September 29, 2014. The Underwriting Agreement is attached hereto as Exhibit 1.1.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-196286), ORIGINALLY FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON MAY 27, 2014.

ITEM 6—EXHIBITS

The following exhibits are filed as part of this Report:

1.1	Underwriting Agreement dated September 23, 2014

5.1	Opinion of Watson Farley Williams LLP

8.1	Opinion of Vinson & Elkins L.L.P. relating to tax matters

8.2	Opinion of Watson Farley Williams LLP relating to tax matters

99.1	Press Release of the Company dated September 24, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL PARTNERS LLC

Date: September 29, 2014	By:	/s/ Graham Robjohns
Graham Robjohns
Chief Executive Officer

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